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.NGE COMMISSION
C. 20549

04015808

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43057

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Managers Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
40 Richards Avenue
                                    (No. and Street)

Norwalk   CT   06854
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald S. Rumery   203-831-4122
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Schwartz & Hofflich LLP

                    (Name – *if individual, state last, first, middle name*)

37 North Avenue   Norwalk   CT   06851-3832
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR – 4 2004

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

PROCESSED

APR 01 2004

THOMSON
FINANCIAL

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Donald S. Rumery__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Managers Distributors, Inc.__, as of __December 31,__ , 20__03__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Treasurer
Title

_____
Notary Public

Subscribed and sworn to before me
this _23rd_ day of _February, 2004_

_____
NOTARY PUBLIC

My Commission Expires Apr. 30, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

[x] (o) Auditor's report on the study and evaluation of internal control

[x] (p) Exemptive provision under Rule 15c3-3

MANAGERS DISTRIBUTORS, INC.

Financial Statements

December 31, 2003 and 2002



TABLE OF CONTENTS

                                                                          Page

Report of Independent Certified Public Accountant   1

Financial statements

  Balance sheets   2

  Statements of operations   3

  Statements of changes in shareholder's equity   4

  Statements of cash flows   5

  Notes to financial statements   6 -7

Supplemental information

  Annual audited report form X-17A-5

Schwartz & Hofflich, LLP

CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
BARRY L. SUNSHINE, CPA
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

VICTOR J. PALADINO, CPA
SUSAN A. LEISHER, CPA

IRVING SCHWARTZ, CPA (1919-2001)
HENRY HOFFLICH, CPA

Report of Independent Certified Public Accountant

To the Board of Directors:
Managers Distributors, Inc.
Norwalk, CT

We have audited the accompanying balance sheets of Managers Distributors, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Managers Distributors, Inc. as of December 31, 2003 and 2002, and the results of its operations, changes in shareholder's equity and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America

Schwartz + Hofflich LLP

February 5, 2004

MANAGERS DISTRIBUTORS, INC.

BALANCE SHEETS

As of December 31,

	2003	2002
Assets		
Cash and cash equivalents	$ 229,650	$ 208,592
Accounts receivable	23,449	86,356
Prepaid expenses	23,914	0
Prepaid federal income taxes	5,937	12,990
Total assets	$ 282,950	$ 307,938
Liabilities and shareholder's equity		
Current liabilities		
Accrued income taxes payable	$ 874	$ 8,276
Accounts payable	5,627	15,040
Accrued expenses	28,292	68,742
Total liabilities	34,793	92,058
Shareholder's equity		
Common stock (50,000 shares authorized, 1,000 shares issued and outstanding; par value $.01 share in 2003 and 2002)	10	10
Paid-in capital	129,990	129,990
Retained earnings	118,157	85,880
Total shareholder's equity	248,157	215,880
Total liabilities and shareholder's equity	$ 282,950	$ 307,938

See accompanying notes.

MANAGERS DISTRIBUTORS, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31,

	2003	2002
Revenue	$ 652,813	$ 1,097,241
Expenses:		
Salaries	376,511	643,684
Employee benefits	49,167	63,357
Payroll taxes	17,427	36,320
Professional fees	5,900	112
Travel	80,392	181,063
Conferences	595	3,527
Printing	765	3,150
Trade shows	10,193	8,317
Office expenses	21,807	24,405
NASD fees	18,391	24,692
Miscellaneous	6,556	431
Total expenses	587,704	989,058
Income before other income and provision for income taxes	65,109	108,183
Other income	1,191	2,086
Income before provision for income taxes	66,300	110,269
Provision for income taxes	34,023	55,933
Net income	$ 32,277	$ 54,336

See accompanying notes.

MANAGERS DISTRIBUTORS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

For the years ended December 31, 2003 and 2002

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2001	$ 10	$ 129,990	$ 31,544	$ 161,544
Net income	0	0	54,336	54,336
Balance, December 31, 2002	10	129,990	85,880	215,880
Net income	0	0	32,277	32,277
Balance, December 31, 2003	$ 10	$ 129,990	$ 118,157	$ 248,157

MANAGERS DISTRIBUTORS, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2003	2002
Cash flows from operating activities:		
Net income	$ 32,277	$ 54,336
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease (increase) in accounts receivable	62,907	(16,531)
(Increase) in prepaid expenses	(10,924)	(3,990)
(Increase) in prepaid federal income taxes	(5,937)	0
(Increase) in accrued expenses	(40,450)	(62,385)
(Increase) decrease in accounts payable	(9,413)	10,554
(Increase) in accrued income tax payable	(7,402)	(7,771)
Net cash provided by (used in) operating activities	21,058	(25,787)
Cash flows from financing activities	0	0
Net cash provided by financing activities	0	0
Cash flows from investing activities	0	0
Changes in cash flows	21,058	(25,787)
Cash and cash equivalents, as of January 1,	208,592	234,379
Cash and cash equivalents, as of December 31,	$ 229,650	$ 208,592
Supplemental disclosure of cash flow information		
Income taxes paid	$ 61,742	$ 63,703
Interest paid	$ 0	$ 0

See accompanying notes.

NOTE 1- PRINCIPAL BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Incorporation and principal business activity
Managers Distributors, Inc. ("the Company"), a wholly-owned subsidiary of The Managers Funds, LLC ("LLC"), is incorporated under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15 under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal business is to act as a distributor of mutual fund shares for a family of funds known as Managers.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

Cash and cash equivalents
For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity at the date of purchase of three months or less to be cash equivalents.

Concentration of credit risk
The Company maintains a bank account at a commercial bank. At times during the year, the balance maintained in the bank may exceed the FDIC insurance limits.

NOTE 2- RELATED PARTY TRANSACTIONS
In January 2001, the Company entered into an agreement with the LLC to provide distribution services for mutual fund shares in The Managers Funds, Managers AMG Funds, Managers Trust I and Managers Trust. The distribution fee is based on a percentage of certain Company overhead expenses. The LLC provides all the revenue to the Company. The LLC assumes certain of the Company's expenses such as occupancy, telephone and utilities, bookkeeping and certain personnel costs. The officers of the Company serve as officers to related companies, including the LLC.

The accounts receivable as of $23,449 and $86,356 as of December 31, 2003 and 2002, respectively, are from the LLC for services rendered.

The Company maintains cash in the Managers Money Market Fund, to which the LLC provides administrative and shareholders services.

6

NOTE 3 - <u>INCOME TAXES</u>

    The income tax provision consists of the following:

	2003	2002
Federal	$ 29,903	$ 27,018
States	4,120	28,915
	$ 34,023	$ 55,933

NOTE 4- <u>EMPLOYEE BENEFIT PLAN</u>

    The LLC maintains a 401(k) profit sharing plan ("the Plan") covering the employees of the Company. The Company's contributions to the Plan are based upon a percentage of the employee's eligible annual compensation. Contributions to the plan for the years ended December 31, 2003 and 2002 were $31,800 and $31,950, respectively.

NOTE 5- <u>NET CAPITAL REQUIREMENTS</u>

    As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company had net capital of $190,469 of which $185,469 was in excess of the minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.1827 to 1 as of December 31, 2003.

CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
BARRY L. SUNSHINE, CPA
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

VICTOR J. PALADINO, CPA
SUSAN A. LEISHER, CPA

IRVING SCHWARTZ, CPA (1919-2001)
HENRY HOFFLICH, CPA

SUPPLEMENTARY REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of
Managers Distributors, Inc.

In planning and performing our audit for the financial statements of Managers Distributors, Inc. for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Managers Distributors, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), to make the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and reserve required by rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verification and comparisons and the recordation of differences required by rule 17a-13; (ii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 and (iii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. The Company also promptly transmits all customer funds and delivers all securities received in connection with activities as broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.



The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.



This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Schwartz + Hofflich LLP

February 5, 2004

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

Managers Distributors, Inc.

N2 | | 100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) __12/31/03__ 99
SEC FILE NO. __8-43057__ 98
Consolidated 198
Unconsolidated [X] 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 10,255	200			$ 10,255	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

as of __12/31/03__

Managers Distributors, Inc.

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable		Non-Allowable		Total	
E. Stocks and warrants	$		410				
F. Options			420				
G. Arbitrage			422				
H. Other securities		219,395	424				
I. Sport commodities			430			$ 219,395	850
8. Securities owned not readily marketable:							
A. At Cost ..... $ [130]			440	$	610		860
9. Other investments not readily marketable:							
A. At Cost ..... $ [140]							
B. At estimated fair value			450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:							
A. Exempted securities.. $ [150]							
B. Other .... $ [160]			460		630		880
11. Secured demand notes- market value of collateral:							
A. Exempted securities .. $ [170]							
B. Other ....$ [180]			470		640		890
12. Memberships in exchanges:							
A. Owned, at market value ....$ [190]							
B. Owned at cost					650		
C. Contributed for use of company, at market value					660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480	23,449	670	23,449	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)			490		680		920
15. Other Assets:							
A. Dividends and interest receivable			500		690		
B. Free shipments			510		700		
C. Loans and advances			520		710		
D. Miscellaneous			530	29,851	720	29,851	930
16. TOTAL ASSETS	$	229,650	540	$ 53,300	740	$ 282,950	940

OMIT PENNIES

BROKER OR DEALER

Managers Distributors, Inc.

as of __12/31/03__

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total

17. Bank loans payable:
  A. Includable in "Formula for Reserve
     Requirements" .... $ _____ [1030] $ _____ [1240] $ _____ [1460]
  B. Other.. _____ [1040] $ _____ [1250] $ _____ [1470]
18. Securities sold under repurchase agrement.... _____ [1260] _____ [1480]
19. Payable to brokers or dealers and
    clearing organizations:
  A. Failed to receive:
     1. Includable in "Formula for Reserve
        Requirements" .... _____ [1050] _____ [1270] _____ [1490]
     2. Other................................... _____ [1060] _____ [1280] _____ [1500]
  B. Securities loaned:
     1. Includable in "Formula for Reserve
        Requirements" .... _____ [1070] _____ [1510] ₂₁
     2. Other................................... ₁₆ _____ [1080] _____ [1290] _____ [1520]
  C. Omnibus accounts:
     1. Includable in "Formula for Reserve
        Requirements" .... _____ [1090] _____ [1530]
     2. Other................................... _____ [1095] ₁₉ _____ [1300] _____ [1540]
  D. Clearing organizations:
     1. Includable in "Formula for Reserve
        Requirements" .... _____ [1100] _____ [1550]
     2. Other................................... _____ [1105] _____ [1310] _____ [1560]
  E. Other: .... _____ [1110] _____ [1320] _____ [1570]
20. Payable to customers:
  A. Securities accounts-including free credits
     of ....₁₅$ _____ [950] _____ [1120] _____ [1580] ₂₂
  B. Commodities accounts .... ₁₇ _____ [1130] _____ [1330] _____ [1590]
21. Payable to non customers:
  A. Securities accounts .... _____ [1140] _____ [1340] _____ [1600]
  B. Commodities accounts .... _____ [1150] _____ [1350] _____ [1610]
22. Securities sold not yet purchased at market
    value-including arbitrage
    of ....$ _____ [960] _____ [1360] _____ [1620]
23. Accounts payable and accrued liabilities
    and expenses:
  A. Drafts payable .... _____ [1160] _____ [1630]
  B. Accounts payable .... _____ [1170] _____ [1640]
  C. Income taxes payable .... 874 [1180] ₂₃ 874 [1650]
  D. Deferred income taxes .... ₂₀ _____ [1370] _____ [1660]
  E. Accrued expenses and other liabilities .... 33,919 [1190] 33,919 [1670]
  F. Other .... ₁₈ _____ [1200] _____ [1380] _____ [1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

as of __12/31/03__

Managers Distributors, Inc.

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

	A.I. Liabilities*	Non-A.I. Liabilities*	Total

Liabilities

24. Notes and mortgages payable:
   A. Unsecured .... $ _____ [1210] $ _____ [1690]
   B. Secured .... ▾25 _____ [1211] $ _____ [1390] _____ [1700]
25. Liabilities subordinated to claims of general creditors:
   A. Cash borrowings: .... [1400] [1710]
      1. from outsiders ▾24 $ _____ [970]
      2. Includes equity subordination (15c3-1(d)) of .... $ _____ [980]
   B. Securities borowings, at market value .... [1410] [1720]
      from outsiders $ _____ [990]
   C. Pursuant to secured demand note collateral agreements .... [1420] ▾27 _____ [1730]
      1. from outsiders $ _____ [1000]
      2. Includes equity subordination (15c3-1(d)) of .... $ _____ [1010]
   D. Exchange memberships contributed for use of company, at market value .... ▾26 _____ [1430] [1740]
   E. Accounts and other borrowings not qualified for net capital purposes .... [1220] [1440] [1750]
26.   TOTAL LIABILITIES .... $ ____34,793 [1230] $ _____ [1450] $ ____34,793 [1760]

Ownership Equity

27. Sole Proprietorship .... $ _____ [1770]
28. Partnership-limited partners .... $ _____ [1020] .... $ _____ [1780]
29. Corporation:
   A. Preferred stock .... [1791]
   B. Common stock .... ▾28 _____10 [1792]
   C. Additional paid-in capital .... ____129,990 [1793]
   D. Retained earnings .... ____118,157 [1794]
   E. Total .... [1795]
   F. Less capital stock in treasury .... (_____) [1796]
30.   TOTAL OWNERSHIP EQUITY .... $ ____248,157 [1800]

31.   TOTAL LIABILITIES AND OWNERSHIP EQUITY .... $ ____282,950 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	as of __12/31/03__
Managers Distributors, Inc.	

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition - Item 1800 .... $ __248,157__ [3480]
2. Deduct Ownership equity not allowable for Net Capital .... ( ) [3490]
3. Total ownership equity qualified for Net Capital .... __248,157__ [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... [3520]
   B. Other (deductions) or allowable credits (List) .... ▼33 [3525]
5. Total capital and allowable subordinated liabilities .... $ __248,157__ [3530]
6. Deductions and/or charges:
   A. Total nonallowable assets from
      Statement of Financial Condition (Notes B and C) .... $ __53,300__ [3540]
      1. Additional charges for customers' and
         non-customers' security accounts .... $ _____ [3550]
      2. Additional charges for customers' and
         non-customers' commodity accounts .... _____ [3560]
   B. Aged fail-to-deliver .... _____ [3570]
      1. Number of items .... ▼29 _____ [3450]
   C. Aged short security differences-less
      reserve of .... $ _____ [3460] ▼30 _____ [3580]
      number of items .... _____ [3470]
   D. Secured demand note deficiency .... _____ [3590]
   E. Commodity futures contracts and spot commodities
      - proprietary capital charges .... _____ [3600]
   F. Other deductions and/or charges .... _____ [3610]
   G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) .... _____ [3615]
   H. Total deductions and/or charges .... (__53,300__) [3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net capital before haircuts on securities positions .... $ __194,857__ [3640]
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities committments .... $ _____ [3660]
   B. Subordinated securities borrowings .... _____ [3670]
   C. Trading and investment securities:
      1. Bankers' acceptances, certificates of deposit and commercial paper .... ▼31 _____ [3680]
      2. U.S. and Canadian government obligations .... _____ [3690]
      3. State and municipal government obligations .... _____ [3700]
      4. Corporate obligations .... _____ [3710]
      5. Stocks and warrants .... _____ [3720]
      6. Options .... _____ [3730]
      7. Arbitrage .... _____ [3732]
      8. Other securities .... ▼32 __4,388__ [3734]
   D. Undue Concentration .... _____ [3650]
   E. Other (List) .... _____ [3736] (__4,388__) [3740]
10. Net Capital .... $ __190,469__ [3750]

OMIT PENNIES

Reconciliation of net capital differences between Focus Report and Annual Audited Report

Net capital, as reported in Focus Report	$195,702.
Increase in accrued expenses payable	(5,233)
Net capital, annual audited report	$190,469

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

Managers Distributors, Inc.

as of **12/31/03**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	2,320 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	$	5,000 [3760]
14. Excess net capital (line 10 less 13)	$	185,469 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35 $	186,990 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	[3790]
17. Add:		
A. Drafts for immediate credit ... 34 $ _____ [3800]		
B. Market value of securities borrowed for which no equivilent value is paid or credited ... $ _____ [3810]		
C. Other unrecorded amounts (List) ... $ _____ [3820]	$	[3830]
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))	$	[3838]
19. Total aggregate indebtedness	$	34,793 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)	%	18.27 [3850]
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)	%	[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits ... 36 $		[3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	[3880]
24. Net capital requirement (greater of line 22 or 23)	$	[3760]
25. Excess net capital (line 10 less 24)	$	[3910]
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%	[3851]
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%	[3854]
28. Net capital in excess of the greater of:		
A. 5% of combines aggregate debit items or $120,000	$	[3920]

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	[3860]
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%	[3852]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Managers Distributors, Inc.	as of 12/31/03

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ....52 $ X   4550

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained....................................   4560

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 51 _____ 4335   4570

D. (k)(3) — Exempted by order of the Commission   4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $ _____ 4586

   A. Number of items .... _____ 4587

2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ _____ 4588

   A. Number of items .... 53 _____ 4589

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes _____ 4584 No _____ 4585

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).



CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
BARRY L. SUNSHINE, CPA
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

VICTOR J. PALADINO, CPA
SUSAN A. LEISHER, CPA

IRVING SCHWARTZ, CPA (1919-2001)
HENRY HOFFLICH, CPA

February 6, 2004

NASD
9513 Key West Avenue
Rockville, MD 20850-3389

Re: The Managers Distributors, Inc.
    CRD#27314

Pursuant to Rule 17a-5(e)(4), for the year ending December 31, 2003, The Managers
Distributors, Inc. exclusively distributes registered open-end investment company shares.

Schwartz & Hofflich LLP